                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K



(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITES
     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                    For the fiscal year end December 31, 1996

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



              For the transition period from _________ to _________

                         Commission file number 0-21692



                           ---------------------------

                         THE ZARING NATIONAL CORPORATION
                             RETIREMENT BENEFIT PLAN

                           ---------------------------

                           ZARING NATIONAL CORPORATION
                       11300 Cornell Park Drive, Suite 500
                           Cincinnati, Ohio 45242-1825

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                 EIN: 31-1071348
                                                                  1996 Form 5500


                           ZARING NATIONAL CORPORATION
                             RETIREMENT BENEFIT PLAN


                              FINANCIAL STATEMENTS

                                      AS OF

                           DECEMBER 31, 1996 AND 1995


                                  TOGETHER WITH

                                AUDITORS' REPORT

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                 EIN: 31-1071348
                                                                  1996 Form 5500


                           ZARING NATIONAL CORPORATION
                             RETIREMENT BENEFIT PLAN

                                      INDEX

                                                                         PAGE(S)
                                                                         -------

Report of Independent Public Accountants                                  1-2

Statements of Net Assets Available for Plan Benefits
   with Fund Information                                                  3-4

Statements of Changes in Net Assets Available for Plan Benefits
   with Fund Information                                                  5-6

Notes to Financial Statements                                            7-11

Schedule of Assets Held for Investment Purposes                           12

Schedule of Reportable Transactions                                       13

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                 EIN: 31-1071348
                                                                  1996 Form 5500


                    Report of Independent Public Accountants
                    ----------------------------------------


To the Board of Directors of
     Zaring National Corporation:

         We have audited the accompanying statements of net assets available for plan benefits, with fund information of the ZARING NATIONAL CORPORATION RETIREMENT BENEFIT PLAN (formerly ZARING HOMES, INC. RETIREMENT BENEFIT PLAN) as of December 31, 1996 and 1995 and the related statements of changes in net assets available for plan benefits, with fund information, for the years then ended. These financial statements and the schedules, as listed in the accompanying index, are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits, with fund information of the Zaring National Corporation Retirement Benefit Plan as of December 31, 1996 and 1995, and the changes in its net assets available for plan benefits, with fund information, for the years then ended in conformity with generally accepted accounting principles.

         Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                 EIN: 31-1071348
                                                                  1996 Form 5500


Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                    /s/ Arthur Andersen LLP

Cincinnati, Ohio,
     June 18, 1997

                                                     ZARING NATIONAL CORPORATION
                                                         RETIREMENT BENEFIT PLAN
                                                                        PLAN 002
                                                                 EIN: 31-1071348
                                                                  1996 FORM 5500

                           ZARING NATIONAL CORPORATION
                             RETIREMENT BENEFIT PLAN


    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1996


                                                      PARTICIPANT DIRECTED 401(k)
                        --------------------------------------------------------------------------------------------
                                                                                            COMPASS
                         COMPASS     COMPASS      COMPASS      COMPASS        COMPASS       SMALL CAP
                          MONEY      MANAGED       VALUE        GROWTH     INTERNATIONAL     GROWTH        INVESCO
                          MARKET      INCOME       EQUITY       EQUITY         EQUITY        EQUITY        SELECT
                        PORTFOLIO   PORTFOLIO    PORTFOLIO    PORTFOLIO      PORTFOLIO      PORTFOLIO    INCOME FUND
                        ---------   ---------    ---------    ---------      ---------      ---------    -----------
ASSETS
------
Cash and cash
   equivalents          $  453,243   $     --   $       --   $       --     $       --     $      --     $     --

Investments, at market
   value (Note 2)-
     Mutual funds               --     43,675      248,631      177,765         93,480        48,468        2,016
     Common stock               --         --           --           --             --            --           --

Employer contribution
   receivable                   --         --           --           --             --            --           --
Employee contribution
   receivable               15,894         --           --           --             --            --           --
                        ----------   --------   ----------   ----------     ----------     ---------     --------

       Net assets
         available for
         plan benefits  $  469,137   $ 43,675   $  248,631   $  177,765     $   93,480     $  48,468     $  2,016
                        ==========   ========   ==========   ==========     ==========     =========     ========


                                      PARTICIPANT DIRECTED 401(k)     NON-PARTICIPANT DIRECTED
                        -------------------------------------------- -------------------------
                                                                       ZARING
                                                                       NATIONAL
                                                                     CORPORATION
                                                         ZARING         STOCK          ZARING
                           JANUS         FIDELITY       NATIONAL      LIQUIDITY       NATIONAL
                          GROWTH &        EQUITY      CORPORATION        FUND       CORPORATION
                        INCOME FUND    GROWTH FUND       STOCK       (TEMPORARY)       STOCK      TOTAL
                        -----------    -----------    -----------    -----------    -----------   -----
ASSETS
------
Cash and cash
   equivalents          $         --   $         --   $         --   $      1,960   $     --   $  455,203

Investments, at market
   value (Note 2)-
     Mutual funds             30,999         55,175             --             --         --      700,209
     Common stock                 --             --        237,694             --     64,222      301,916

Employer contribution
   receivable                     --             --             --         14,325         --       14,325
Employee contribution
   receivable                     --             --             --             --         --       15,894
                        ------------   ------------   ------------   ------------   --------   ----------

       Net assets
         available for
         plan benefits  $     30,999   $     55,175   $    237,694   $     16,285   $ 64,222   $1,487,547
                        ============   ============   ============   ============   ========   ==========



                 The accompanying notes to financial statements
                     are an integral part of this statement.

                                                     ZARING NATIONAL CORPORATION
                                                         RETIREMENT BENEFIT PLAN
                                                                        PLAN 002
                                                                 EIN: 31-1071348
                                                                  1996 FORM 5500



                           ZARING NATIONAL CORPORATION
                             RETIREMENT BENEFIT PLAN


    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1995




                                                                                                                NON-
                                                                                                            PARTICIPANT
                                             PARTICIPANT DIRECTED 401(k)                                     DIRECTED
                              ---------------------------------------------------------------------------  ------------
                              COMPASS     COMPASS     COMPASS     COMPASS       COMPASS         ZARING       ZARING
                               MONEY      MANAGED      VALUE       GROWTH     INTERNATIONAL    NATIONAL      NATIONAL
                               MARKET     INCOME       EQUITY      EQUITY        EQUITY       CORPORATION   CORPORATION
                              PORTFOLIO   PORTFOLIO   PORTFOLIO   PORTFOLIO     PORTFOLIO        STOCK         STOCK        TOTAL
                              --------    ---------   ---------   ----------  -------------   -----------   ------------  ----------
ASSETS
------
Cash and cash equivalents     $438,064    $    --     $     --    $     --    $    --         $     --      $    --       $  438,064

Investments, at market
  value (Note 2)-
     Mutual funds                   --     61,162      163,182     139,188     73,765               --           --          437,297
     Common stock                   --         --           --          --         --          126,375       17,059          143,434

Employer contribution
  receivable                        --         --           --          --         --               --        9,330            9,330
Employee contribution
  receivable                    12,828         --           --          --         --               --           --           12,828
                              --------    -------     --------    --------    -------         --------      -------       ----------

    Net assets available for
      plan benefits           $450,892    $61,162     $163,182    $139,188    $73,765         $126,375      $26,389       $1,040,953
                              ========    =======     ========    ========    =======         ========      =======       ==========



                 The accompanying notes to financial statements
                     are an integral part of this statement.

                                                    ZARING NATIONAL CORPORATION
                                                         RETIREMENT BENEFIT PLAN
                                                                        PLAN 002
                                                                 EIN: 31-1071348
                                                                  1996 FORM 5500



                           ZARING NATIONAL CORPORATION
                             RETIREMENT BENEFIT PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                       PARTICIPANT DIRECTED 401(k)
                          -----------------------------------------------------------------------------------------------


                                                                                            COMPASS
                          COMPASS     COMPASS     COMPASS     COMPASS        COMPASS       SMALL CAP  INVESCO    JANUS
                           MONEY      MANAGED      VALUE       GROWTH     INTERNATIONAL     GROWTH    SELECT    GROWTH &
                           MARKET      INCOME      EQUITY      EQUITY        EQUITY         EQUITY    INCOME     INCOME
                          PORTFOLIO   PORTFOLIO   PORTFOLIO   PORTFOLIO      PORTFOLIO     PORTFOLIO   FUND       FUND
                          ---------   ---------   ---------   ---------   -------------    ---------- -------   ---------
ADDITIONS:
  Employer contributions  $     --    $     --    $     --    $     --       $    --        $   --    $   --    $    --
  Employee contributions   103,012      16,063      49,977      44,168        24,599        12,882     2,529     10,328
  Realized and
     unrealized net
     gains (losses)
     (Notes 2 and 6)        23,350       1,024      44,026      29,741         6,969         2,208       186     (2,055)

 DEDUCTIONS:
  Distributions to
   participants (Note 1)   (34,030)    (12,860)     (4,751)    (22,202)      (11,616)           --        --         --

TRANSFERS                  (74,087)    (21,714)     (3,803)    (13,130)         (237)       33,378      (699)    22,726
                          --------    --------    --------    --------       -------        ------    ------    -------
   Increase (decrease)
     in net assets
     available for plan
     benefits               18,245     (17,487)     85,449      38,577        19,715        48,468     2,016     30,999
                          --------    --------    --------    --------       -------        ------    ------    -------
 NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   beginning of year       450,892      61,162     163,182     139,188        73,765            --        --         --
                          --------    --------    --------    --------       -------        ------    ------    -------
 NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year            $469,137    $ 43,675    $248,631    $177,765       $93,480        $48,468   $2,016    $30,999
                          ========    ========    ========    ========       =======        ======    ======    =======


                      PARTICIPANT DIRECTED 401(k)  NON-PARTICIPANT DIRECTED
                      ---------------------------  -------------------------
                                                    ZARING
                                                    NATIONAL
                                                   CORPORATION
                          FIDELITY      ZARING        STOCK        ZARING
                          EQUITY       NATIONAL     LIQUIDITY     NATIONAL
                          GROWTH      CORPORATION     FUND       CORPORATION
                           FUND         STOCK      (TEMPORARY)     STOCK          TOTAL
                          --------    -----------  ------------  ------------  ----------
ADDITIONS:
  Employer contributions  $    --      $     --      $52,872       $    --     $   52,872
  Employee contributions   21,338            --       77,437            --        362,333
  Realized and
     unrealized net
     gains (losses)
     (Notes 2 and 6)        3,634        21,628          255           801        131,767

 DEDUCTIONS:
  Distributions to
   participants (Note 1)       --       (13,404)          --        (1,515)      (100,378)

TRANSFERS                  30,203       103,095     (114,279)       38,547             --
                          -------      --------      -------       -------     ----------
   Increase (decrease)
     in net assets
     available for plan
     benefits              55,175       111,319       16,285        37,833        446,594
                          -------      --------      -------       -------     ----------
 NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   beginning of year           --       126,375           --        26,389      1,040,953
                          -------      --------      -------       -------     ----------
 NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year            $55,175      $237,694      $16,285       $64,222     $1,487,547
                          =======      ========      =======       =======     ==========


                 The accompanying notes to financial statements
                     are an integral part of this statement.

                                                    ZARING NATIONAL CORPORATION
                                                         RETIREMENT BENEFIT PLAN
                                                                        PLAN 002
                                                                 EIN: 31-1071348
                                                                  1996 FORM 5500


                           ZARING NATIONAL CORPORATION
                             RETIREMENT BENEFIT PLAN


                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                       PLAN BENEFITS WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                         PARTICIPANT DIRECTED 401(k)
                                         ------------------------------------------------------------------------------------------
                                             COMPASS        COMPASS          COMPASS         COMPASS        COMPASS         ZARING
                                          MONEY MARKET      MANAGED       VALUE EQUITY       GROWTH      INTERNATIONAL     NATIONAL
                                            PORTFOLIO        INCOME         PORTFOLIO        EQUITY         EQUITY       CORPORATION
                                                           PORTFOLIO                        PORTFOLIO      PORTFOLIO        STOCK
                                         -------------     -----------    ------------    ------------   -------------   ----------

ADDITIONS:
   Employer contribution                     $      --      $      --      $      --      $      --      $      --      $      --
   Employee contributions                        149,649         18,154         36,611         28,948         24,718         38,732
   Realized and unrealized net gains
    (losses) (Notes 2 and 6)                      26,391          7,357         29,302         23,217          7,629         32,798
   Interest income                                  --             --             --             --             --             --
                                             -----------    -----------    -----------    -----------    -----------    -----------
                                                 176,040         25,511         65,913         52,165         32,347         71,530


DEDUCTIONS:
   Distributions to participants (Note 1)       (210,665)        (4,879)       (16,094)       (25,792)       (13,152)        (8,609)

TRANSFERS                                          3,905         22,210         80,571         72,245         26,555         40,710
                                             -----------    -----------    -----------    -----------    -----------    -----------
       Increase (decrease) in net
        assets available for plan benefits       (30,720)        42,842        130,390         98,618         45,750        103,631


NET ASSETS AVAILABLE FOR
  PLAN BENEFITS, beginning of year               481,612         18,320         32,792         40,570         28,015         22,744
                                             -----------    -----------    -----------    -----------    -----------    -----------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS, end of year                 $   450,892    $    61,162    $   163,182    $   139,188    $    73,765    $   126,375
                                             ===========    ===========    ===========    ===========    ===========    ===========



                                           NON-PARTICIPANT DIRECTED
                                        ----------------------------
                                             ZARING
                                             NATIONAL
                                           CORPORATION      PROFIT
                                              STOCK         SHARING         TOTAL
                                          ------------     --------      ---------

ADDITIONS:
   Employer contribution                 $    31,507    $      --      $    31,507
   Employee contributions                       --             --          296,812
   Realized and unrealized net gains
    (losses) (Notes 2 and 6)                   2,465           --          129,159
   Interest income                              --           30,437         30,437
                                         -----------    -----------    -----------
                                              33,972         30,437        487,915


DEDUCTIONS:
   Distributions to participants (Note        (7,583)    (2,859,856)    (3,146,630)

TRANSFERS                                       --         (246,196)          --
                                         -----------    -----------    -----------
       Increase (decrease) in net
        assets available for plan benef       26,389     (3,075,615)    (2,658,715)


NET ASSETS AVAILABLE FOR
  PLAN BENEFITS, beginning of year              --        3,075,615      3,699,668
                                         -----------    -----------    -----------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS, end of year             $    26,389    $      --      $ 1,040,953
                                         ===========    ===========    ===========

                 The accompanying notes to financial statements
                    are an integral part of this statement.

                                                   Zaring National Corporation
                                                       Retirement Benefit Plan
                                                                      Plan 002
                                                              EIN:  31-1071348
                                                                1996 Form 5500

                           ZARING NATIONAL CORPORATION
                             RETIREMENT BENEFIT PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995



(1)    Plan Description-
       -----------------

       The following description of the Zaring National Corporation Retirement Benefit Plan (the Plan) (formerly Zaring Homes, Inc. Retirement Benefit
       Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

       (a) GENERAL--The Plan is a defined contribution plan established January 1, 1979, by Zaring National Corporation (the Company) and most recently amended and restated as of November 1, 1994. The amendment allows participants who have not terminated employment to request a distribution of their voluntary contributions. Distributions to participants in 1996 include distributions to both terminated and current employees.

              The Plan is open to all employees who meet the stipulated age and service requirements except key employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       (b) CONTRIBUTIONS--Participants may make voluntary contributions to the Plan on a before-tax basis (401(k) or voluntary contributions) subject to stipulated maximums. The Company may make profit sharing and/or matching contributions at the discretion of the Company's Board of Directors.

       (c) PARTICIPANT ACCOUNTS--Each participant's account is credited with the participant's voluntary contribution and an allocation of the Company's discretionary contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined.

       (d) VESTING--Once eligible for the Plan, participants are immediately vested in their account balances.

                                                   Zaring National Corporation
                                                       Retirement Benefit Plan
                                                                      Plan 002
                                                              EIN:  31-1071348
                                                                1996 Form 5500


       (e) INVESTMENT OPTIONS--Participants may direct their voluntary contributions to be invested into a number of segregated funds. At December 31, 1996, the participant investment options and the nature of the underlying assets of these investment options are summarized as follows:

                         INVESTMENT OPTION                               UNDERLYING ASSETS

              -------------------------------------          ------------------------------------------
              Compass Money Market Portfolio                 Short-term, quality, U.S. dollar-
                                                             denominated instruments

              Compass Managed Income                         High and medium-grade fixed-income
               Portfolio                                     securities (i.e., corporate Bonds, U.S.
                                                             government issues, preferred stocks, etc.)

              Compass Value Equity Portfolio                 Common stocks and securities convertible
                                                             into common stocks

              Compass Growth Equity Portfolio                U.S. equity securities

              Compass International Equity Portfolio         Equity securities of issuers in Europe, Australia and
                                                             the Far East

              Compass Small Cap Growth Equity Portfolio      Common stocks of small-cap companies

              Invesco Select Income Fund                     Investment-grade corporate bonds

              Janus Growth & Income Fund                     Primarily domestic equity securities

              Fidelity Equity Growth Fund                    Common stocks of small and large companies

              Company Stock                                  Zaring National Corporation common stock


              Certain plan investments are mutual funds sponsored (or managed) by PNC Bank, N.A., the trustee of the Plan.

       (f) PAYMENT OF BENEFITS--Participants become eligible for benefit payments upon retirement, termination, disability, or death. Participants receive a joint and survivor annuity or they may elect a lump sum payment, a life annuity, or equal installments over their assumed life expectancy.

       (g) EXPENSES OF THE PLAN--The Company pays all of the administrative expenses of the Plan.

                                                   Zaring National Corporation
                                                       Retirement Benefit Plan
                                                                      Plan 002
                                                              EIN:  31-1071348
                                                                1996 Form 5500

       (h) PARTICIPANT LOANS--The Plan does not provide for borrowings by participants.

       (i) USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits as of the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.


(2)    Summary of Significant Accounting Policies-
       -------------------------------------------

       (a) BASIS OF ACCOUNTING--The accompanying financial statements are prepared on the accrual basis of accounting.

       (b) INVESTMENT VALUATION--Investments are stated at market value as of the last business day of the Plan year. Realized gains and losses on the sale of investments and the unrealized appreciation (depreciation) of investments are reported currently in the statement of changes in net assets available for plan benefits.

              The computation of unrealized appreciation (depreciation) in Plan investments is based on the market values of the Plan investments at yearend compared to their market values as of the beginning of the Plan year, or at acquisition cost, if purchased during the year.

       (c) RECLASSIFICATIONS--Certain reclassifications have been made to the prior year's financial statements to conform with the 1996 presentation.

(3)    Tax Status-
       ----------

       The Trust established under the Plan is qualified under the Internal Revenue Code (IRC) as exempt from federal income taxes. Although the Plan has received a favorable determination letter from the Internal Revenue Service (IRS) dated February 15, 1995, it has not been updated for the latest plan amendment. However, the plan administrator believes that the Plan was designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt for the periods ended December 31, 1996 and 1995.

                                                   Zaring National Corporation
                                                       Retirement Benefit Plan
                                                                      Plan 002
                                                              EIN:  31-1071348
                                                                1996 Form 5500

(4)    Priorities Upon Termination of the Plan-
       ----------------------------------------

       The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.


(5)    Reconciliation to Form 5500-
       ----------------------------

       As of December 31, 1996, the Plan had no pending distributions to participants. At December 31, 1995, the Plan had $5,587 of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with generally accepted accounting principals.

       The following table reconciles net assets available for benefits per the financial statements to the Form 5500, as filed by the Company, for the years ended December 31, 1996 and 1995.

                                                                                            NET ASSETS AVAILABLE
                                                                                             FOR PLAN BENEFITS
                                                                                                DECEMBER 31,
                                                 BENEFITS PAYABLE TO       BENEFITS        -----------------------
                                                    PARTICIPANTS             PAID             1996         1995
                                               ---------------------    ------------       ----------   ----------
        Per financial statements                $        -               $  100,378        $1,487,547   $1,040,953
        Accrued benefit payments                         -                       -                  -       (5,587)

        Reversal of prior year accrual for               -                 (  5,587)                -            -
          benefit payments                    -------------------------  -----------       ----------    ---------

        Per Form 5500                           $        -               $   94,791        $1,487,547   $1,035,366
                                              =========================  ===========       ==========   ==========

(6)    Additional Information-
       -----------------------

       During 1996 and 1995, the Plan's investments (including investments, bought, sold and held during the year) appreciated in value as follows:

                                                      1996                1995
                                                 ------------          ---------

Mutual funds                                       $109,338             $ 93,896
Common stock                                         22,429               35,263
                                                   --------             --------
                                                   $131,767             $129,159
                                                   ========             ========

                                      -10-

                                                   Zaring National Corporation
                                                       Retirement Benefit Plan
                                                                      Plan 002
                                                              EIN:  31-1071348
                                                                1996 Form 5500


The following investments have market values in excess of five percent of net assets available for plan benefits as of yearend:

                                                               DECEMBER 31,
                                                               ------------
                                                           1996            1995
                                                        ----------      --------
Compass Money Market Portfolio                           $453,243       $438,064
Compass Managed Income Portfolio                           43,675         61,162
Compass Value Equity Portfolio                            248,631        163,182
Compass Growth Equity Portfolio                           177,765        139,188
Compass International Equity Portfolio                     93,480         73,765
Zaring National Corporation common stock                  301,916        143,434

                                                   Zaring National Corporation
                                                       Retirement Benefit Plan
                                                                      Plan 002
                                                              EIN:  31-1071348
                                                                1996 Form 5500

                           ZARING NATIONAL CORPORATION
                             RETIREMENT BENEFIT PLAN


          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1996


                                            DESCRIPTION OF INVESTMENT INCLUDING
                                                      MATURITY DATE,
IDENTITY OF ISSUER, BORROWER, LESSOR           RATE OF INTEREST, COLLATERAL,                             CURRENT
        OR SIMILAR PARTY                           PAR OR MATURITY VALUE                  COST            VALUE
 ------------------------------------              ---------------------                  ----            -----

CASH AND CASH EQUIVALENTS:

*  PNC Bank, N.A.                        Money Market Portfolio,
                                            392,513 shares                                $415,556         $453,243

*  PNC Bank, N.A.                        Cash                                                1,960            1,960
                                                                                          --------         --------
                                                                                          $417,516         $455,203
                                                                                          ========         ========
MUTUAL FUNDS:

*  PNC Bank, N.A.                        Managed Income Portfolio,
                                            4,257 shares                                 $  43,035        $  43,675
*  PNC Bank, N.A.                        Value Equity Portfolio,
                                            17,546 shares                                  233,805          248,631
*  PNC Bank, N.A.                        Growth Equity Portfolio,
                                            12,036 shares                                  152,260          177,765
*  PNC Bank, N.A.                        International Equity Portfolio,
                                            7,109 shares                                    90,862           93,480
*  PNC Bank, N.A.                        Small Cap Growth Equity Portfolio, 2,470
                                            shares                                          48,334           48,468
Invesco                                  Select Income Fund, 308 shares                      2,003            2,016
Janus                                    Growth and Income Fund, 1,627 shares               33,069           30,999
Fidelity Advisor                         Equity Growth Fund, 1,313 shares                   53,330           55,175
                                                                                            ------           ------
                                                                                          $656,698         $700,209
                                                                                          ========         ========
COMMON STOCKS:

*  Zaring National Corporation           Common stock, 26,837 shares                      $258,985         $301,916
                                                                                          ========         ========


*     Represents a party-in-interest transaction.

                                                    Zaring National Corporation
                                                        Retirement Benefit Plan
                                                                       Plan 002
                                                               EIN:  31-1071348
                                                                 1996 Form 5500

                           ZARING NATIONAL CORPORATION
                             RETIREMENT BENEFIT PLAN


                ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                                                                   CURRENT VALUE OF
                                                                     PURCHASE      SELLING        COST OF       ASSET ON TRANSACTION
 IDENTITY OF PARTY INVOLVED           DESCRIPTION OF ASSET             PRICE        PRICE          ASSET              DATE  (A)
 --------------------------           --------------------             -----        -----          -----              ---------


*PNC Bank, N.A                     Money Market Portfolio           $101,792      $   --        $101,792                 $   --
*PNC Bank, N.A                     Money Market Portfolio               --         113,283       106,184                     --
*PNC Bank, N.A                     Value Equity Portfolio            109,823          --         109,823                     --
*PNC Bank, N.A                     Value Equity Portfolio               --          16,885        15,289                     --
*PNC Bank, N.A                     Growth Equity Portfolio            76,919          --          76,919                     --
*PNC Bank, N.A                     Growth Equity Portfolio              --          44,933        35,359                     --
Fidelity Advisors                  Equity Growth Fund                 53,069          --          53,069                     --
Fidelity Advisors                  Equity Growth Fund                   --             645           599                     --
*PNC Bank, N.A                     Zaring Stock Fund                 200,508          --         200,508                     --
*PNC Bank, N.A                     Zaring Stock Fund                    --          62,835        60,604                     --
*PNC Bank, N.A                     Zaring Stock Liquidity Fund       143,279          --         143,279                     --
*PNC Bank, N.A                     Zaring Stock Liquidity Fund          --         142,605       142,605                     --




                                     NET
 IDENTITY OF PARTY INVOLVED       GAIN (LOSS)
 --------------------------      -----------


*PNC Bank, N.A                   $  --
*PNC Bank, N.A                    7,099
*PNC Bank, N.A                      --
*PNC Bank, N.A                    1,596
*PNC Bank, N.A                      --
*PNC Bank, N.A                    9,574
Fidelity Advisors                   --
Fidelity Advisors                    46
*PNC Bank, N.A                      --
*PNC Bank, N.A                    2,231
*PNC Bank, N.A                      --
*PNC Bank, N.A                      --



(A) The current value of all assets acquired or disposed of, at the time of acquisition or disposition, is equal to the purchase price or selling price, respectively.

*   Represents a party-in-interest transaction.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           THE ZARING NATIONAL CORPORATION
                                           RETIREMENT BENEFIT PLAN


                                           By: /s/ John R. Brooks
                                               ---------------------------------
                                               John R. Brooks, Chairman
                                               Human Resources and Compensation
                                               Committee